@NOTES head:NOTE 4 - ACQUISITION

@NOTES text:On November 1, 2000, the fund acquired substantially all of the assets of the T. Rowe
Price Virginia Short-Term Bond Fund (the Virginia Short-
Term Bond Fund), pursuant to
the Agreement and Plan of Reorganization dated September 1,
2000, and approved by
Virginia Short-Term Bond Fund shareholders on October 25,
2000.  The acquisition was
accomplished by a tax-free exchange of 5,479,418 shares of the fund, having a value of $28,877,000, for the 5,673,189 shares of the Virginia
Short-Term Bomd Fund outstanding
at the merger date. The Virginia Short-Term Bond's net assets at that date, which included
$49,000 of accumulated net realized loss, $2,000 of net unrealized gain, and $2,000 of accumulated net investment income, were combined with those of the fund, resulting in aggregate net assets of $404,264,000.